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SECURITI[...] 13025504 [...]MISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
JUN 19 2013
WASH, DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-31701~~
8-36311

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) to 3/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Moneta Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

15413 Championship Drive
(No. and Street)

Haymarket (City) Virginia (State) 20169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Eliassen (703) 753-9643
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not to respond required unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frederick Eliassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Moneta Securities Corp., as of March 31, 2013, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn to before me this 12th day of June 20 13

Notary Public

YOU MEE KIM NOTARY PUBLIC REG. #7203324 MY COMMISSION EXPIRES 09/30/16 COMMONWEALTH OF VIRGINIA

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income.
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Years ended March 31, 2013 and 2012

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Years ended March 31, 2013 and 2012

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Moneta Securities Corp. (the "Corporation") as of March 31, 2013 and 2012 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 28, 2013

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 34,022	$ 38,067
Accounts receivable	4,258	5,045
Prepaid expenses	350	153
	$ 38,630	$ 43,265
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 6,297	$ 6,000
Income taxes payable	-0-	140
	6,297	6,140
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained earnings	19,833	24,625
	32,333	37,125
	$ 38,630	$ 43,265

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF OPERATIONS
Years ended March 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 20,570	$ 35,786
Expenses		
Commissions	5,000	22,500
Operating expenses	20,383	12,871
	25,383	35,371
Income (Loss) From Operations	(4,813)	415
Other Income		
Interest	21	35
Income (Loss) Before Provision for Taxes	(4,792)	450
Provision for Taxes	-0-	90
Net Income (Loss)	$ (4,792)	$ 360

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended March 31, 2013 and 2012

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances at April 1, 2012	$ 5,000	$ 7,500	$ 24,625	$ 37,125
Net Loss			(4,792)	(4,792)
Balances at March 31, 2013	$ 5,000	$ 7,500	$ 19,833	$ 32,333
Balances at April 1, 2011	$ 5,000	$ 7,500	$ 24,265	$ 36,765
Net Income			360	360
Balances at March 31, 2012	$ 5,000	$ 7,500	$ 24,625	$ 37,125

See notes to financial statements.

MONETA SECURITIES CORP.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years ended March 31, 2013 and 2012

2013	2012
None	None

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net Income (Loss)	$ (4,792)	$ 360
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) decrease in:		
Accounts receivable	787	(5,045)
Prepaid expenses	(197)	(153)
Increase (decrease) in:		
Income taxes payable	(140)	(568)
Accounts payable	297	2,000
Net Cash Used by Operating Activities	(4,045)	(3,406)
Net Decrease in Cash	(4,045)	(3,406)
Cash at Beginning of Year	38,067	41,473
Cash at End of Year	$ 34,022	$ 38,067
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ 93	$ 90

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

Note 1 - Nature of Business

Moneta Securities Corp. (the "Corporation") is registered with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and variable life insurance and annuities. The revenues earned by the Corporation are in the form of commissions received from the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Commission revenues and expenses from investment company transactions are recorded on a settlement date basis.

Accounts Receivable

Accounts receivable consists of trail commissions from transactions completed in the prior fiscal year. The Corporation monitors its agings, collections and payments from investment companies and a provision for estimated credit losses is maintained based on its historical experience. Accounts receivable are written off when they are determined to be uncollectible. As of March 31, 2013 and 2012, all of the accounts receivable are considered collectible; therefore, no provision for doubtful collections has been made.

Income Taxes

The Corporation accounts for the effect of any uncertain tax positions based on a "more-likely than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. In addition to its tax status, the Corporation has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Corporation is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events

Management has evaluated subsequent events through the date of this report, which is the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the year ended March 31, 2012, various office overhead expenses totaling $7,278 were allocated to the Corporation. For the year ended March 31, 2013, MPC ceased doing business, therefore there was no allocation of expenses.

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2013 and 2012, the Corporation was in compliance with these regulations.

ADDITIONAL INFORMATION

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

We have audited the financial statements of Moneta Securities Corp. as of and for the years ended March 31, 2013 and 2012, and have issued our report thereon dated May 28, 2013, which contained an unmodified opinion on those financial statements. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the following pages, required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information contained on the following pages has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on the following page is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 28, 2013

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2013 and 2012

	2013	2012
COMPUTATIONS OF NET CAPITAL		
From the statements of financial condition:		
Total stockholder's equity	$ 32,333	$ 37,125
Total Net Capital	$ 32,333	$ 37,125
COMPUTATIONS OF AGGREGATE INDEBTEDNESS		
From the statements of financial condition:		
Accounts payable	$ 6,297	$ 6,000
Income taxes payable	-0-	140
Total Aggregate Indebtedness	$ 6,297	$ 6,140
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 27,333	$ 32,125
Ratio of aggregate indebtedness to net capital	.23 to 1	.19 to 1

Moneta Securities Corp. (the "Corporation") is in compliance with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3k(1). The Corporation's business is done strictly on an application basis with the mutual funds and annuity issuing insurance companies.

There is no material difference from the Corporation's computation of net capital (included in Part II A of Form X-17a-5 as of March 31, 2013 and 2012) and the net capital as computed above.

See independent auditors' report on additional information.

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

In planning and performing our audits of the financial statements of Moneta Securities Corp. (the "Corporation") for the years ended March 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Corporation in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13,

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those in charge of governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 28, 2013

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIAITON

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2013, which were agreed to by Moneta Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Moneta Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moneta Securities Corp.'s management is responsible for Moneta Securities Corp.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______ 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036311 FINRA MAR
MONETA SECURITIES CORPORATION
PO BOX 909
HAYMARKET VA 20168-0909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (______)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MONETA SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of MAY, 20 13

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01, 2012 and ending 03/31, 2013
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20570

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 20570

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)